FAF Advisors, Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402
November 10, 2010
Mr. Richard Pfordte
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	First American Investment Funds, Inc., File No. 811-05309 First American Strategy Funds, Inc., File No. 811-07687 (each a “Registrant”) Proxy Statement on Schedule 14A
Dear Mr. Pfordte:
     This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrants to comments that you provided with respect to the Preliminary Proxy Statements filed on Schedule 14A under the Securities Exchange Act of 1934, as amended, filed with the Commission on October 22, 2010.
     Each Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. Each Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and each Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
First American Investment Funds, Inc.
First American Strategy Funds, Inc.

By:	/s/Kathleen Prudhomme
Name:	Kathleen Prudhomme
Title:	Secretary